File No. 82-1548
12g3-2(b) Exemption





10015441

Financial Statements

Ended September 30, 2009

AR/S
9-30-09





WIRELESS2
TECHNOLOGIES INC

Consolidated financial statements of

Wireless2 Technologies Inc.

September 30, 2009 and 2008

Wireless2 Technologies Inc.
September 30, 2009 and 2008

Table of contents

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Auditors' Report

To the Shareholders of
Wireless2 Technologies Inc.

We have audited the consolidated balance sheets of Wireless2 Technologies Inc. as at September 30, 2009 and 2008 and the consolidated statements of operations, shareholders' equity and comprehensive loss and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants
January 25, 2010

Wireless2 Technologies Inc.
Consolidated balance sheets
as at September 30, 2009 and 2008

	2009	2008
	$	$
Assets		
Current assets		
Cash and cash equivalents	**1,752,799**	2,345,722
Accounts receivable	**211,523**	282,098
Inventory (Note 5)	**355,374**	401,502
Prepaid expenses	**19,199**	34,483
	2,338,895	3,063,805
Investment (Note 6)	**50,000**	-
Property and equipment (Note 7)	**42,907**	42,429
Long-term prepaid expenses and other assets (Note 8)	**23,728**	12,959
	2,455,530	3,119,193
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**169,779**	428,405
Customer deposits	**5,011**	6,626
Income taxes payable	**-**	40,440
	174,790	475,471
Shareholders' equity		
Share capital (Note 10)	**14,500,112**	14,500,112
Contributed surplus	**401,309**	401,309
Accumulated other comprehensive loss	**(205,132)**	(232,224)
Accumulated deficit	**(12,415,549)**	(12,025,475)
	2,280,740	2,643,722
	2,455,530	3,119,193

Commitments (Note 16)
Contingency (Note 17)
Subsequent event (Notes 10 and 18)

Approved by the Directors

(Signed) D.H. Blakeway
D.H. Blakeway, Director

(Signed) K.R. Tolmie
K.R. Tolmie, Director

Wireless2 Technologies Inc.

Consolidated statements of operations
years ended September 30, 2009 and 2008

	2009	2008
	$	$
Revenue	**2,745,692**	3,160,002
Cost of sales	**1,771,954**	1,949,027
Gross profit	**973,738**	1,210,975
Operating expenses		
General and administration	**603,103**	563,462
Sales and marketing	**471,507**	506,515
Research and development	**263,069**	197,574
Finance charges	**24,211**	5,937
Depreciation and amortization	**21,706**	15,542
Foreign exchange gain	**(19,784)**	(38,040)
	1,363,812	1,250,990
Loss before income taxes	**(390,074)**	(40,015)
Income taxes (Note 9 (a))	**-**	(45,302)
Loss from continuing operations	**(390,074)**	(85,317)
Gain from discontinued operations, net of tax (Note 4)	**-**	108,294
Net (loss) income	**(390,074)**	22,977
Loss per share from continuing operations		
Basic and diluted	**(0.02)**	(0.00)
Loss per share from discontinued operations		
Basic and diluted	**(0.00)**	(0.00)
Net loss per share		
Basic and diluted	**(0.02)**	(0.00)
Weighted average number of common shares		
Basic and diluted	**18,769,711**	18,769,711

See accompanying notes to the consolidated financial statements.

Wireless2 Technologies Inc.

Consolidated statements of shareholders' equity and comprehensive loss
years ended September 30, 2009 and 2008

	Share capital	Contributed surplus	Accumulated other comprehensive loss	Accumulated deficit	Comprehensive loss	Total shareholders' equity
	$	$	$	$	$	$
Balance at September 30, 2007	14,500,112	401,309	(279,509)	(12,048,452)		2,573,460
Foreign currency translation gain	-	-	47,285	-	47,285	47,285
Net income	-	-	-	22,977	22,977	22,977
Comprehensive income					70,262	70,262
Balance at September 30, 2008	14,500,112	401,309	(232,224)	(12,025,475)		2,643,722
Foreign currency translation gain	-	-	27,092	-	27,092	27,092
Net loss	-	-	-	(390,074)	(390,074)	(390,074)
Comprehensive loss					(362,982)	(362,982)
Balance at September 30, 2009	14,500,112	401,309	(205,132)	(12,415,549)		2,280,740

See accompanying notes to the consolidated financial statements.

Wireless2 Technologies Inc.

Consolidated statements of cash flows
years ended September 30, 2009 and 2008

	2009	2008
	$	$
Operating activities		
Loss from continuing operations	(390,074)	(85,317)
Items not involving cash		
Depreciation and amortization	21,706	15,542
Unrealized foreign exchange loss	16,857	44,978
Non-cash working capital changes in operating assets and liabilities (Note 11)	(172,966)	102,339
Cash flows (to) of continuing operations	(524,477)	77,542
Cash flows of discontinued operations	-	108,294
	(524,477)	185,836
Investing activities		
Investment in Rfind Systems Inc.	(50,000)	-
Purchase of property and equipment	(14,639)	(35,636)
Holdback receivable from sale of Corrections Division (Note 4)	-	555,278
	(64,639)	519,642
Financing activity		
Repayment of loans payable	-	(19,389)
Effect of foreign exchange on cash and cash equivalents	(3,807)	-
Net (decrease) increase in cash and cash equivalents	(592,923)	686,089
Cash and cash equivalents, beginning of year	2,345,722	1,659,633
Cash and cash equivalents, end of year	1,752,799	2,345,722

Supplemental cash flow disclosure (Note 11)

1. Nature of operations

Wireless2 Technologies Inc. (the "Company") through its wholly-owned subsidiary designs and sells sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States and Canada.

2. Adoption of new accounting pronouncements

On October 1, 2008, the Company adopted the following new accounting standards of the Canadian Institute of Chartered Accountants ("CICA"):

(a) *Handbook Section 3031, Inventories*

The adoption of this new standard requires changes for accounting for inventory, including changes to the definition of net realizable value. The new standard clarifies the definition of cost to include all costs of purchase, costs of conversion and other costs incurred to bringing the inventories to their present location and condition. In addition, the standard requires companies to assess the recoverability of inventory costs in comparison to net realizable value. Declines in replacement cost below carrying values for raw materials do not require write-downs if the finished goods in which they will be incorporated are expected to be sold at or above cost. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

(b) *Handbook Section 3064, Goodwill and Intangible Assets*

This section replaces Section 3062, *Goodwill and Other Intangible Assets*, and Section 3450, *Research and Development Costs*. The new standard provides additional guidance on measuring the cost of goodwill, intangible assets and research and development costs. The standard states that upon their initial identification, intangible assets are to be recognized as assets only if they meet the definition of an intangible asset and the recognition criteria. Section 3064 did not have a material impact on the financial statements for the year ended September 30, 2009.

3. Significant accounting policies

(a) *Principles of consolidation*

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and include the accounts of the Company and its wholly-owned subsidiary, Tactical Technologies Inc. Intercompany balances and transactions have been eliminated on consolidation.

(b) *Use of estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Estimates are used for, but are not limited to, the accounting for doubtful accounts, inventory obsolescence, amortization and income taxes. Actual results could differ from those estimates.

(c) *Inventory*

Raw materials are valued at the lower of cost and replacement cost. Cost is determined on a weighted average basis. Work in process is valued at the lower of cost and net realizable value. The cost of work in process and finished goods includes the cost of raw material, direct labour and an allocation of related overheads.

3. Significant accounting policies (continued)

(d) Foreign currency translation

Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at the historical rates. Revenues and expenses are translated at the average rates for the year except for amortization that is translated at historical rates. Translation gains and losses are included in earnings.

(e) Investments in private entities

The Company has an investment in a privately traded company, in which it has 1.6% of the voting rights and in which it does not exercise significant influence. The Company monitors this investment for impairment and makes appropriate reductions in its carrying value when necessary. This investment is carried at cost in the consolidated financial statements. No impairment has been recorded for the year ended September 30, 2009.

(f) Property and equipment and amortization

Property and equipment are recorded at cost. Depreciation is calculated using the following methods and annual rates:

Manufacturing and office equipment	20% declining balance
Leasehold improvements	Lesser of lease term and 20% straight-line

(g) Intangible assets

Intangible assets with finite lives are recorded at cost less accumulated amortization. Amortization is computed using the straight-line method over the following period:

Licenses	Lesser of term of licensing agreements or ten years

(h) Impairment of long-lived assets

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value.

(i) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. They are measured using enacted and substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered in income in the period in which the change occurs including any change in applicable future tax rates.

3. Significant accounting policies (continued)

(j) Revenue recognition

The Company recognizes equipment rental and service revenue over the term of the applicable operating service agreements after the rental and/or service has been provided. Sales of product are recognized as revenue pursuant to contractual arrangements when title passes to the customer as goods are shipped, provided that at the time of shipping the amount is determinable and collection of the sales proceeds is reasonably assured. The Company includes in revenues interest earned on cash and cash equivalents.

(k) Stock-based compensation

The Company accounts for all stock-based payments granted on or after October 1, 2002, using the fair value based method. The method consists of expensing the fair value of stock-based awards over the vesting period of the options granted. Upon exercise of the stock options, consideration received together with amounts previously recognized in contributed surplus is recorded as an increase in share capital. The Company's stock-based payments are measured at the fair value of the equity instruments issued at the date of grant using the Black-Scholes option pricing model. No options have been issued since March 3, 2004.

(l) Financial instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company's designation of such instruments. Settlement date accounting is used.

Classification

Cash and cash equivalents	Held-for-trading
Investment	Available-for-sale
Accounts receivable	Loans and receivables
Accounts payable	Other liabilities
Loan payable	Other liabilities

Held-for-trading

Held-for-trading financial assets are financial assets typically acquired for resale prior to maturity or that are designated as held-for-trading. They are measured at fair value at the balance sheet date. Fair value fluctuations including interest earned, interest accrued, gains and losses realized on disposal and unrealized gains and losses are included in other income.

Available-for-sale

Financial assets classified as available-for-sale are measured at fair value with the unrealized changes in fair value recorded each reporting period in other comprehensive loss (income). Investments in equity instruments classified as available-for-sale that do not have a quoted price in an active market are recorded at cost. Each reporting period, available-for-sale assets are written down to fair value through financing charges to reflect impairments that are considered to be other than temporary. No impairments were recorded on available-for-sale assets for the year ended September 30, 2009.

3. Significant accounting policies (continued)

(l) Financial instruments (continued)

Loans and receivables

Loans and receivables are accounted for at amortized cost using the effective interest method.

Other liabilities

Other liabilities are recorded at amortized cost using the effective interest method and include all financial liabilities, other than derivative instruments.

Transaction costs

Transaction costs related to held-for-trading financial assets are expenses as incurred. Transaction costs related to other liabilities and loans and receivables are netted against the carrying value of the asset or liability and are then recognized over the expected life of the instrument using the effective interest method.

Effective interest method

The Company uses the effective interest method to recognize interest income or expense which includes transaction costs or fees and premiums or discounts earned or incurred for financial instruments.

(m) Derivative instruments

Derivative instruments held-for-trading or speculative purposes or that are not eligible for hedge accounting are recognized on the balance sheet at their fair value, with change in fair value recognized in foreign exchange gain or loss.

(n) Earnings per common share

Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares outstanding for that period. The Company uses the treasury stock method in calculating diluted earnings per share. This method requires that fully diluted net earnings per share to be calculated as if all common share equivalents had been exercised at the beginning of the reporting period of issue, and that the funds obtained thereby, were used to purchase common shares of the Company at the average trading price of the common shares during the year.

(o) Recent accounting pronouncements

In January 2009, the CICA issued three new accounting standards: Section 1582, *Business Combinations*; Section 1601, *Consolidated Financial Statements*; and Section 1602, *Non-Controlling Interests*. These new standards will be effective for fiscal years beginning on or after January 1, 2011. These standards replace the existing guidance and correspond to similar provisions of International Financial Reporting Standards ("IFRS"). The three standards must be adopted concurrently and are effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company is currently evaluating the impact of adopting the new standards.

3. Significant accounting policies (continued)

(o) Recent accounting pronouncements (continued)

In June 2009, the CICA amended Handbook Section 3862, *Financial Instrument - Disclosures*, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. This amended standard is effective for annual financial statements relating to fiscal years ending after September 30, 2009. The Company is currently evaluating the impact of adopting the new standard.

(p) International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company's first annual IFRS financial statements will be for the year ending September 30, 2012 and will include the comparative period of 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4. Sale of Corrections Division

In September 2006, the Company sold its Corrections Division (offender electronic monitoring) which included its subsidiary, On Guard Plus Limited.

The Company subsequently received additional proceeds from the sale related to certain unresolved contingencies. The outcome of such contingencies were recorded in 2008 as a gain from discontinued operations, net of expenses and taxes, in the amount of $108,294.

5. Inventory

	2009	2008
	$	$
Raw materials	**229,233**	254,720
Work in progress	**52,616**	88,402
Finished goods	**73,525**	58,380
	355,374	401,502

During the year ended September 30, 2009, the Company recorded material cost of sales of $955,574 (2008 - $1,355,069) related to the sale of inventories.

6. Investment

In January 2009, the Company acquired 1.6% of the Class A common shares of RFind Systems Inc., a non-publicly traded company.

7. Property and equipment

			2009
	Cost	**Accumulated depreciation**	**Net book value**
	$	**$**	**$**
Manufacturing and office equipment	**269,807**	**241,652**	**28,155**
Leasehold improvements	**26,019**	**11,267**	**14,752**
	295,826	**252,919**	**42,907**

			2008
	Cost	Accumulated depreciation	Net book value
	$	$	$
Manufacturing and office equipment	305,252	281,998	23,254
Leasehold improvements	23,463	4,288	19,175
	328,715	286,286	42,429

8. Long-term prepaid expenses and other assets

Long-term prepaid expenses and other assets is comprised of a long-term deposit of $10,000 and intangible assets as follows:

			2009
	Cost	**Accumulated amortization**	**Net book value**
	$	**$**	**$**
Licenses	**63,060**	**49,332**	**13,728**

			2008
	Cost	Accumulated amortization	Net book value
	$	$	$
Licenses	59,175	46,216	12,959

9. *Income taxes*

(a) Provision for income taxes is as follows:

	2009	2008
	$	$
Current income taxes	-	45,302

(b) The Company's income tax expense for the years ended September 30 is as follows:

	2009	2008
	$	$
Canadian statutory tax rate	**30.00%**	34.12%
Income tax recovery at statutory rates	**(117,022)**	(13,653)
Provision for income taxes on permanent differences	**(8,956)**	2,432
Effect of tax rates in foreign jurisdictions	**41,090**	8,671
Change in tax rate	**17,538**	-
Benefit of previously unrecognized losses	**67,350**	47,852
	-	45,302

(c) The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets is as follows:

	2009	2008
	$	$
Assets		
Depreciation and amortization	**675,247**	758,299
Share issuance cost	-	33,592
Capital and operating loss carryforwards (Note 9 (d))	**2,886,393**	2,236,994
	3,561,640	3,028,885
Less: Valuation allowance	**(3,561,640)**	(3,028,885)
	-	-

(d) At September 30, 2009, the Company had the following loss carryforwards available for tax purposes, the benefit of which is reflected above (Note 9 (c)).

	$	Expiry
Canada	3,813,661	2010-2029
United States	72,732	2029

10. Share capital

Authorized

Unlimited common shares without par value

Issued

	Number of shares	Amount
		$
Issued, September 30, 2008 and 2009	18,812,213	14,500,112

Options issued and exercisable

	Number of options	Exercise price	Expiry date
		$	
Outstanding, September 30, 2007	362,500	0.40	October 22, 2008
Less: Cancelled during the year	-	0.40	October 22, 2008
Outstanding, September 30, 2008	362,500	0.40	October 22, 2008
Less: Cancelled during the year	(362,500)	0.40	October 22, 2008
Outstanding, September 30, 2009	-	-	

Subsequent to September 30, 2009,1,250,000 stock options were granted at an exercise price of $0.10 per share, with an expiry date of October 2012.

11. Supplementary cash flow information

(a) *Change in non-cash operating working capital*

	2009	2008
	$	$
Accounts receivable	**75,125**	42,175
Inventory	**48,433**	(72,538)
Prepaid expenses	**5,480**	(7,379)
Accounts payable and accrued liabilities	**(259,915)**	96,663
Customer deposits	**(1,649)**	2,978
Income taxes payable	**(40,440)**	40,440
	(172,966)	102,339

(b) *Interest and income taxes*

	2009	2008
	$	$
Interest paid	-	-
Income taxes paid	-	4,863

11. Supplementary cash flow information (continued)

(c) *Cash and cash equivalents*

Cash and cash equivalents is comprised of:

	2009	2008
	$	$
Cash	**509,001**	791,861
Money market funds	**1,243,798**	1,553,861
	1,752,799	2,345,722

12. Capital risk management

The Company defines capital as shareholders' equity, which includes accumulated other comprehensive loss. The Company 's objectives when managing capital are to safeguard the ability to continue as a going concern, to provide an adequate return to shareholders, to meet external capital requirements and preserve financial flexibility in order to benefit from potential opportunities that may arise. The Company's officers are responsible for managing the Company's capital and do so through quarterly meetings and regular review of financial information. The Board of Directors is responsible for overseeing this process. In managing its capital, the Company considers changes in economic conditions, risks that impact the consolidated operations and future significant capital investment opportunities.

13. Financial instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, investment, and accounts payable and accrued liabilities.

The Company has classified cash and cash equivalents as held-for-trading measured at fair value with any gains or losses identified during periodic evaluations recorded in net income.

The Company has classified Investments as available-for-sale and are measured at fair value with the unrealized changes in fair value recorded each reporting period in other comprehensive loss (income). Since the investment does not have a quoted price in an active market, it has been recorded at cost.

Accounts receivable are classified as loans and receivables and are measured at amortized cost using the effective interest rate method. The carrying value of these financial assets approximates their fair value due to the relatively short period to maturity.

Accounts payable and accrued liabilities and deferred revenue are classified as other financial liabilities and measured at amortized cost. The carrying value of these other financial liabilities approximates fair value due to the relatively short period to maturity.

Financial risk management

The Company's activities expose it to a variety of financial risks including market risk (foreign exchange and interest rate risk), credit risk and liquidity risk. Management reviews these risks on an ongoing basis to ensure that the risks are appropriately managed. The Company may use foreign exchange forward contracts to manage exposure to fluctuations in foreign exchange from time to time. The Company does not have a practice of trading derivatives and has none outstanding at September 30, 2009.

13. Financial instruments (continued)

Financial risk management (continued)

(a) *Interest rate risk*

The Company's objective in managing interest rate risk is to monitor expected volatility in interest rates while also minimizing financing expense levels. Interest rate risk mainly arises from fluctuations of interest rates and the impact on the return earned on cash and the expense on floating rate debt. On an ongoing basis, management monitors changes in short-term rates and considers long-term forecasts to assess potential cash flow impacts to the Company. The Company does not currently hold any financial instruments to mitigate its interest risk. Cash earns interest based on market interest rates and there is no floating rate debt outstanding.

(b) *Foreign exchange risk*

The Company operates on an international basis and is subject to foreign exchange risk exposures arising from transactions denominated in a foreign currency. The Company's objective is to minimize the impact of the volatility related to financial assets and liabilities denominated in a foreign currency where possible through effective cash flow management. Foreign currency exchange risk is limited to the portion of the Company's business transactions denominated in currencies other than Canadian dollars. On an ongoing basis, management monitors changes in foreign currency exchange rates as well as considering long-term forecasts to assess the potential cash flow impact to the Company. The Company has elected not to actively manage the foreign exchange exposures at this time. The impact of a 10% change in foreign exchange rates between the Canadian and U.S. dollar on the Company's results of operations or financial position would not be significant.

(c) *Credit risk*

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk through its cash and cash equivalents and accounts receivable. The Company manages the credit risk associated with its cash by placing its funds with reputable financial institutions and investing in only highly rated securities that are traded on active markets and are capable of prompt liquidation. Credit risk for accounts receivable are managed through established credit monitoring activities. The Company also mitigates its credit risk on trade accounts receivable by obtaining cash deposits from certain customers.

The Company has a concentration of customers in government agencies and law enforcement. Losses under trade accounts receivable have been historically insignificant. The credit worthiness of new customers is subject to review by management, and that of existing customers is monitored.

The Company reviews its trade receivable accounts regularly and amounts are written down to their expected realizable value when the account is determined not to be fully collectible. The bad debt expense is charged to net income in the period that the account is determined to be doubtful. The Company does not currently have an allowance for doubtful accounts.

(d) *Liquidity risk*

The Company's objective related to liquidity risk is to effectively manage cash flows to minimize the exposure that the Company will not be able to meet its obligations associated with financial liabilities as they fall due. On an ongoing basis, the Company manages liquidity risk by maintaining adequate cash balances. Management believes that forecasted cash flows from operating activities will provide sufficient cash requirements to cover the Company's foreseeable normal and budgeted operating and capital expenditures.

14. Segmented information

The Company only operates in one segment, being the manufacture and sale of wireless radio frequency identification equipment. In 2006, the Company disposed of its Corrections Division (Note 4). Previous to this, the Company had operated in two segments - Corrections and Law Enforcement. As a result of the disposal and treatment of Corrections as a discontinued operation, the Company reassessed its operations and determined it operated in a single segment. All of the Company's long-lived assets are located in the United States.

15. Transactions with related parties

The following transactions are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

(a) Management fees of $69,260 (2008 - $78,000) were charged by companies controlled by individuals who are officers or directors of the Company. As of September 30, 2009, amounts owing to these individuals included in accounts payable and accrued liabilities totaled $Nil (2008 - $101,181).

(b) In addition, fees of $15,582 (2008 - $78,806) in relation to legal services provided were paid to a law firm, a partner of which was a related party during the year.

(c) The Company holds an investment of $50,000 (2008 - $Nil) in a company that has a director in common.

16. Commitments

The minimum annual rentals payable under the terms of operating leases for premises are as follows:

	$
2010	85,220
2011	84,030
2012	86,585
2013	89,213
Thereafter	333,198
	678,246

In addition, the Company rents premises on a month to month basis with annual lease payments of approximately $3,600.

17. Contingency

In February 2008, the Company was named as a defendant in a lawsuit, which is currently ongoing. Management believes that the claim is without merit, and the Company continues to defend against it. No accrual has been made as the outcome of the lawsuit is currently unknown.

18. Subsequent event

As of November 9, 2009, the Company has reached an agreement with a private company that is a related party (a company with a director in common) to purchase rights to a license that can be used in applications such as anti-counterfeiting for security devices. The Company will pay a $300,000 initial payment for the license and an ongoing royalty of 9% of gross revenues achieved from the technology. Beginning in 2010, there will be minimum annual advance royalties fees of $150,000, of which 50% will be credited to the percentage royalty. As of the date of the financial statements, the licensing arrangement is still subject to regulatory approval.

The Company funded the initial license fees and marketing by raising $400,050 through a unit private placement, issuing 5,334,000 units at $0.075 per unit, which was completed in January 2010. Each unit is comprised of one share and one half warrant, exercisable for two years at $0.10. Related parties participated in the placement to the extent of approximately 80%.

Wireless2 Technologies Inc.

Management's discussion & analysis
as at January 28, 2010

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company, and the notes relating thereto, as well as the Report to Shareholders and other management discussion in this Annual Report. Additional information relating to the Company is filed on SEDAR at www.sedar.com.

This report includes forward-looking statements that are based on current expectations and are subject to risks and uncertainties. Many internal and external factors may cause actual results to differ materially including, but not limited to, those outlined in Risk Management below. The Company disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events, or otherwise.

General overview

Wireless2 Technologies Inc. ("Wireless2") is incorporated under the laws of British Columbia with its corporate head office located in Surrey, British Columbia. Wireless2's wholly owned subsidiary, Tactical Technologies Inc. ("Tactical"), has manufacturing facilities in Holmes, Pennsylvania.

The Company's core business is the manufacture and sale of sophisticated surveillance equipment to the Law Enforcement Community. Since 2006, the Company has operated in one segment, Law Enforcement, being the manufacture and sale of wireless radio frequency identification equipment.

The consolidated financial statements include the results, financial position and cash flows of Wireless2 Technologies Inc. and its wholly owned subsidiary, Tactical Technologies, Inc. All significant inter-company transactions and balances have been eliminated on consolidation.

Revenues include the gross amount billed to customers for sales of products and related services plus interest earned on cash balances. Cost of sales includes direct expenses related to the manufacture of products sold.

Selected annual information

			Years ende
	2009	2008	2007
	$	$	$
Total revenues	2,745,692	3,160,002	3,284,665
Loss before discontinued operations	(390,074)	(85,317)	(268,940)
Income from discontinued operations		108,294	16,402
Net income (loss)	(390,074)	22,977	(252,538)
Net income (loss) per common share - Basic and diluted	(0.02)	0.00	(0.01)
Total assets	2,455,530	3,119,193	2,928,239

The Corrections Division operations are considered discontinued operations for all fiscal periods shown.

Wireless2 Technologies Inc.

Management's discussion & analysis
as at January 28, 2010

Results of operations

The consolidated financial statements for the year ended September 30, 2009 include the results and financial position of Wireless2 Technologies Inc., and its wholly owned subsidiary. The Company sold its Corrections Division in September, 2006 – See Note 4 to the consolidated financial statements. Accordingly, the operating results of the Corrections Division have been classified as a discontinued operation. The Company derives the majority of its revenues in United States dollars.

Revenues for the year ended September 30, 2009 decreased by $414,310 or 13% to $2,745,692. Included in revenues is interest of $30,110 (2008 - $47,371) earned on cash balances. Gross profit for 2009 was 35% of revenues and $973,738 compared to 38% and $1,210,975 for 2008 due largely to product mix.

Operating costs

In fiscal 2009, operating expenses comprised of sales and marketing, general and administration, research and development, financing charges, depreciation and amortization and foreign exchange loss (gain) increased $112,822 to $1,363,812 compared with $1,250,990 in fiscal 2008. General and administration expense increased $39,641 due to higher professional fees in 2009 compared to 2008. Sales and marketing expense decreased $35,008 to $471,507 because of lower staffing levels and commissions. Foreign exchange in 2009 was a gain of $19,784 compared to a gain of $38,040 in 2008.

Income from discontinued operations

For 2008, the income from discontinued operations of $108,294 arises from the full amount of the settlement of certain contingencies arising from the sale of the Corrections Division.

Quarterly results – 2009

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	$	$	$	$
Revenues from continuing operations	690,548	754,689	711,841	588,614
Net (loss) income	(12,869)	(86,298)	(176,121)	(114,786)
Net (loss) income per common share – Basic and diluted	(0.00)	(0.00)	(0.00)	(0.00)

Quarterly results - 2008

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	$	$	$	$
Revenues from continuing operations	772,584	898,482	701,244	787,692
(Loss) income before discontinued operations	(9,391)	37,539	(45,218)	(68,247)
Income from discontinued operations	-	-	108,294	-
Net (loss) income	(9,391)	37,539	63,076	(68,247)
Net (loss) income per common share - Basic and diluted	(0.00)	0.00	(0.00)	(0.00)

A significant proportion of the Company's revenues and expenses are generated in U.S. dollars. Revenues and expenses for 2009 and 2008 were increased as the average exchange rate rose from 1.01 in 2008 to 1.18 in 2009.

Fourth quarter of 2009

Revenues for the fourth quarter decreased to $588,614 in 2009 from $787,692the prior year. Gross profit for the quarter was $236,497 (40%) as compared to $272,817 (35%) in 2008. The increase in the gross profit percentage is attributable to the mix of products delivered. Net loss for the fourth quarter was a loss of $115,357 as compared to a loss of $68,247 in the 2008 fourth quarter. Basic and diluted income (loss) per common share was ($0.02) in 2009 compared to ($0.00) in 2008.

Liquidity

Working capital at the end of fiscal 2009 was $2,164,105 compared to $2,588,334 at the end of fiscal 2008. Working capital decreased in 2009 because of the net loss for the year.

Cash flow from operations

Cash used from continuing operations was $524,477 compared to cash flow from operations of $77,542 in fiscal 2008. Of this amount, $172,966 was cash flows used for working capital items compared to $102,339 from working capital items in the previous year. The cash flow from continuing operations in 2009 was assisted by the collection of accounts receivable and an increase in accounts and income taxes payable.

Investing activities

During fiscal 2009, the Company purchased equipment and other assets totaling $14,639 compared to $35,636 during fiscal 2008. Additionally, the Company acquired an investment in a non-publicly held Company of $50,000 during 2009. In 2008, the Company collected the holdback receivable of $555,278, relating to the sale of the Corrections Division in 2006.

Financing activities

During fiscal 2008, the Company repaid the balance of loans payable of $19,389.

Capital resources

At September 30, 2009, the Company had working capital of $2,164,105, as compared to $2,588,334 at September 30, 2008. The Company has no long term debt or loans outstanding and had 18,769,711 common shares issued and outstanding at September 30, 2009 and 2008.

The Company had no commitments for material capital expenditures as of September 30, 2009.

The Company has no lines of credit or other sources of financing which have been arranged or are being negotiated.

The Company has no exposure to asset backed commercial paper.

Management has reviewed its funding requirements and operations in light of current economic conditions. Management believes the Company has adequate capital resources to meet all its obligations and fund operations going forward for the foreseeable future.

Capital resources (continued)

Contractual obligations					Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Operating leases	678,245	85,220	259,828	186,383	146,814
Total contractual obligations	678,245 *	85,220 *	259,828	186,383	146,814

* Not including purchase commitments to suppliers

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements in place.

Transactions with related parties

The following transactions are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Management fees of $69,260 (2008 - $78,000) are charged by companies controlled by individuals who are officers or directors of the Company. As of September 30, 2009, amounts owing to these companies were included in accounts payable and accrued liabilities and totaled $Nil (2008 - $101,181). Fees in relation to legal services provided of $15,582 (2008 - $78,806) were paid to a law firm, a partner of which was a related party during the year.

Legal matters

In February 2008, the Company was named a defendant in a lawsuit, which is currently ongoing. Management believes the suit has no merit and is defending against the suit. No accrual has been made in the Company's accounts as the outcome of the lawsuit is currently unknown.

Critical accounting estimates

The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

In particular, the amounts recorded for amortization of property and equipment and intangible assets are based on estimates of the remaining useful lives of such assets. These estimates and those related to the cash flows used to assess the potential impairment of property and equipment, intangible assets and income tax loss benefits, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Such estimates and assumptions have been made using careful judgments, which in management's opinion, are within reasonable limits of materiality and conform to the significant accounting policies summarized in Note 2 to the consolidated financial statements.

Subsequent events

As of November 9, 2009, the Company has reached an agreement in principle with a private company that is a related party (a company with a director in common) to purchase rights to a license that can be used in applications such as anti-counterfeiting for security devices. The Company will pay a $300,000 initial payment for the license and an ongoing royalty of 9% of gross revenues achieved from the technology. Beginning in 2010, there will be a minimum annual advance royalty fee of $150,000, of which 50% will be credited to the percentage royalty. As of the date of the financial statements, the licensing arrangement is still subject to regulatory approval.

The Company funded the initial license fees and marketing by raising $400,050 through a unit private placement, issuing 5,334,000 units at $0.075 per unit, which was completed in January 2010. Each unit is comprised of one share and one half warrant, exercisable for two years at $0.10. Related parties participated in the placement to the extent of approximately 80%.

Subsequent to year end, 1,250,000 stock options were granted at an exercise price of $0.10 per share, with an expiry date of October 2012.

Looking forward

Wireless2 has been looking at business opportunities during 2009 and 2008 and will continue to search for technologies which will provide growth opportunities and shareholder value. At the time of this report, Wireless2 has entered into an agreement in principle to license nano-hole technologies for use in the field of anti-counterfeiting. At present, Tactical continues to be successful in its field and generates approximately $2.3 million in revenues annually. Tactical had a backlog of approximately $195,000 at September 30, 2009, and at present has a backlog of approximately $650,000. Tactical is currently assessing the effect of the economic downturn on its operations and reducing labour costs and expenses where possible.

Capital risk management

Management defines capital as long term debt plus shareholders' equity, which includes accumulated other comprehensive loss. Management's objectives when managing capital are to safeguard the Company's ability to continue as a going concern, to provide an adequate return to shareholders, to meet external capital requirements and preserve financial flexibility in order to benefit from potential opportunities that may arise. Management considers changes in economic conditions, risks that impact the consolidated operations and future significant capital investment opportunities in managing its capital.

Financial risk management

The Company's activities expose it to a variety of financial risks including market risk (foreign exchange and interest rate risk), credit risk and liquidity risk. Management reviews these risks on an ongoing basis to ensure that the risks are appropriately managed. The Company does not have a practice of trading derivatives and has none outstanding at September 30, 2009.

Interest rate risk

The Company's objective in managing interest rate risk is to monitor expected volatility in interest rates while also minimizing financing expense levels. Interest rate risk mainly arises from fluctuations of interest rates and the impact on the return earned on cash and the expense on floating rate debt. On an ongoing basis, management monitors changes in short term rates and considers long term forecasts to assess potential cash flow impacts to the Company. The Company does not currently hold any financial instruments to mitigate its interest risk. Cash earns interest based on market interest rates and there is no floating rate debt outstanding.

Foreign exchange risk

The Company operates on an international basis and is subject to foreign exchange risk exposures arising from transactions denominated in a foreign currency. The Company's objective is to minimize the impact of the volatility related to financial assets and liabilities denominated in a foreign currency where possible through effective cash flow management. Foreign currency exchange risk is limited to the portion of the Company's business transactions denominated in currencies other than Canadian dollars. On an ongoing basis, management monitors changes in foreign currency exchange rates as well as considering long term forecasts to assess the potential cash flow impact to the Company. The Company has elected not to actively manage the foreign exchange exposures at this time. The impact of a 10% change in foreign exchange rates between the Canadian and U.S. dollar on the Company's results of operations or financial position would not be significant.

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk through its cash and accounts receivable. The Company manages the credit risk associated with its cash and cash equivalents by placing its funds with reputable financial institutions and investing in only highly rated securities that are traded on active markets and are capable of prompt liquidation. Credit risk for accounts receivables are managed through established credit monitoring activities. The Company also mitigates its credit risk on trade accounts receivable by obtaining cash deposits from certain customers.

The Company has a concentration of customers in government agencies and law enforcement. Losses under trade accounts receivable have been historically insignificant. The credit worthiness of new customers is subject to review by management and that of existing customers is monitored.

The Company reviews its trade receivable accounts regularly and amounts are written down to their expected realizable value when the account is determined not to be fully collectible. The bad debt expense is charged to net income in the period that the account is determined to be doubtful. The Company does not currently have an allowance for doubtful accounts.

Liquidity risk

The Company's objective related to liquidity risk is to effectively manage cash flows to minimize the exposure that the Company will not be able to meet its obligations associated with financial liabilities. On an ongoing basis, Management manages liquidity risk by maintaining adequate cash balances. Management believes that forecasted cash flows from operating activities will provide sufficient cash requirements to cover the Company's anticipated normal operating and capital expenditures.

Business risks

Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and capabilities. There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable. Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense.

The Company does not hold and has not entered into a market risk sensitive instrument for trading purposes.

The Company believes that inflation and other changes in prices have not had a material effect on the financial results as at September 30, 2009.

Changes in accounting policies including initial adoption

On October 1, 2008, the Company adopted the following new accounting standards of the Canadian Institute of Chartered Accountants ("CICA") as required by GAAP:

(a) Handbook Section 3031, *Inventories.* The adoption of this new standard requires changes for accounting for inventory, including changes to the definition of net realizable value. The new standard clarifies the definition of cost to include all costs of purchase, costs of conversion and other costs incurred to bringing the inventories to their present location and condition. In addition, the standard requires companies to assess the recoverability of inventory costs in comparison to net realizable value. Declines in replacement cost below carrying values for raw materials do not require write-downs if the finished goods in which they will be incorporated are expected to be sold at or above cost. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

(b) Handbook Section 3064, *Goodwill and Intangible Assets* replaces Section 3062, *Goodwill and Other Intangible Assets* and Section 3450, *Research and Development Costs.* The new standard provides additional guidance on measuring the cost of goodwill, intangible assets and research and development costs. The standard states that upon their initial identification, intangible assets are to be recognized as assets only if they meet the definition of an intangible asset and the recognition criteria. Section 3064 did not have a material impact on the financial statements for the year ended September 30, 2009.

Recent accounting pronouncements

In January 2009, the CICA issued three new accounting standards: Section 1582, *Business Combinations*, Section 1601, *Consolidated Financial Statements*, and Section 1602, *Non-Controlling Interests.* These new standards will be effective for fiscal years beginning on or after January 1, 2011. These standards replace the existing guidance and correspond to similar provisions of International Financial Reporting Standards ("IFRS"). The three standards must be adopted concurrently and are effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company is currently evaluating the impact of adopting the new standards.

In June 2009, the CICA amended Handbook Section 3862, *Financial Instruments-Disclosures*, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. This amended standard is effective for annual financial statements relating to fiscal years ending after September 30, 2009. The Company is currently evaluating the impact of adopting the new standard.

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2010. The Company's first annual IFRS financial statements will therefore be for the year ending September 30, 2012 and will include the comparative period of 2011. While the

Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Disclosure controls and procedures

The Chief executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for establishing and maintaining the Company's disclosure controls and procedures and internal controls over financial reporting to provide reasonable assurance that material information about the Company and its subsidiaries would have been known to them and regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The CEO and CFO have evaluated and concluded that the Company's disclosure controls and procedures are adequate and effective for providing reasonable assurance that material information relating to the Company, including its consolidated subsidiary, would have been known to them as of the fiscal year ended September 30, 2009.

As well, as of the end of the fiscal year ended September 30, 2009, the CEO and CFO have evaluated and concluded that the Company's internal controls over financial reporting have been adequate to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. However, control systems, no matter how well designed and operated, have inherent limitations, therefore, those systems, although determined to be adequately designed, can provide only reasonable assurance that the objectives of the system are met.

During the fiscal year ended September 30, 2009, there was no change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting.

"Doug H. Blakeway"	"Brian F. Causey"
President & Chief Executive Officer	Chief Financial Officer
January 28, 2010	January 28, 2010


SEC MAIL PROCESSING
RECEIVED
MAR 24 2010
WASH, D.C.
200
SECTION

First Quarter

Ended December 31, 2009




WIRELESS2
TECHNOLOGIES INC

Wireless2 Technologies Inc.
Consolidated Balance Sheets
Expressed in Canadian Dollars

	December 31 2009 (Unaudited) $	September 30 2009 (Audited) $
ASSETS		
Current assets		
Cash and cash equivalents	**1,553,112**	1,752,799
Accounts receivable	**255,774**	211,523
Inventory	**371,848**	355,374
Prepaid expenses	**32,289**	19,199
	2,213,023	2,338,895
Investment	**150,000**	50,000
Property and equipment	**38,204**	42,907
Other assets	**23,268**	23,728
	2,424,495	2,455,530
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**210,390**	169,779
Deposits	**53,746**	5,011
	264,136	174,790
SHAREHOLDERS' EQUITY		
Share capital	**14,500,112**	14,500,112
Contributed surplus	**404,781**	401,309
Accumulated other comprehensive loss	**(207,686)**	(205,132)
Deficit	**(12,536,848)**	(12,415,549)
	2,160,359	2,280,740
	2,424,495	2,455,530

Contingency (Note 6)

Subsequent events (note 7)

See accompanying notes to consolidated financial statements

On behalf of the Board

"D.H. Blakeway" *(signed)* — Director

"K.R. Tolmie" *(signed)* — Director

Wireless2 Technologies Inc.
Consolidated Statements of Operations (Unaudited)
Three Months Ended December 31
Expressed in Canadian Dollars

Sales and marketing	**94,254**	131,917
Depreciation and amortization	**4,762**	4,715
General and administration	**121,325**	126,033
Research and development	**52,742**	63,638
Financial charges	**4,418**	7,464
Foreign exchange loss (gain)	**10,437**	(107,998)
Stock based compensation	**3,472**	-
	291,410	225,769
Net Loss	**(121,299)**	(12,869)
Net (loss) per share		
Basic and diluted	**(0.01)**	(0.00)
Weighted average number of shares	**18,769,711**	18,769,711

See accompanying notes to consolidated financial statements

Wireless2 Technologies Inc.

Consolidated Statements of Shareholders' Equity and Comprehensive Loss (Unaudited)
Three Months Ended December 31, 2009 and 2008

	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Accumulated Deficit	Comprehensive Loss	Total Shareholders' Equity
	$	$	$	$	$	$
Balance at September 30, 2008	14,500,112	401,309	(232,224)	(12,025,475)	-	2,643,722
Foreign currency translation income			27,092		27,092	27,092
Net loss	-	-		(390,074)	(390,074)	(390,074)
Comprehensive loss	-	-	-	-	(362,982)	(362,982)
Balance at December 31, 2009	14,500,112	401,309	(205,132)	(12,415,549)	-	2,280,740
Foreign currency translation loss	-	-	(2,554)	-	(2,554)	(2,554)
Stock based compensation	-	3,472	-	-	-	3,472
Net loss	-	-	-	(121,299)	(121,299)	(121,299)
Comprehensive loss	-	-	-	-	(123,853)	(123,853)
Balance at December 31, 2009	14,500,112	404,781	(207,686)	(12,536,848)		2,160,359

See accompanying notes to consolidated financial statements

Wireless2 Technologies Inc.
Consolidated Statements of Cash Flows (Unaudited)
Three Months Ended December 31
Expressed in Canadian Dollars

	FIRST QUARTER	
	2009	2008
	$	$
OPERATING ACTIVITIES		
Net (loss)	**(121,299)**	(12,869)
Items not involving cash:		
Depreciation and amortization	**4,762**	4,715
Foreign exchange adjustment	**1,319**	45,205
Non-cash working capital changes	**15,531**	(148,820)
	(99,687)	(111,769)
INVESTING ACTIVITIES		
Property and equipment acquisitions	**-**	(16,420)
Investment	**(100,000)**	-
	(100,000)	(16,420)
FINANCING ACTIVITIES		
Repayment of loans payable	**-**	-
	-	-
Net (decrease) in cash	**(199,687)**	(128,189)
Cash, beginning of period	**1,752,799**	2,345,722
Cash, end of period	**1,553,112**	2,217,533

Supplementary Cash Flow Disclosure		
Interest Paid	-	-
Income taxes paid	-	-

See accompanying notes to consolidated financial statements

Wireless2 Technologies Inc.
Notes to Consolidated Financial Statements (Unaudited)
December 31, 2009 and 2008

1. NATURE OF OPERATIONS

Wireless2 Technologies Inc. (the "Company") through its wholly-owned subsidiary designs and sells sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States and Canada.

2. CHANGES IN ACCOUNTING POLICIES

On October 1, 2008, the Company adopted the following new accounting standards of the Canadian Institute of Chartered Accountants ("CICA"):

(a) Handbook Section 3031, Inventories

The adoption of this new standard requires changes for accounting for inventory, including changes to the definition of net realizable value. The new standard clarifies the definition of cost to include all costs of purchase, costs of conversion and other costs incurred to bringing the inventories to their present location and condition. In addition, the standard requires companies to assess the recoverability of inventory costs in comparison to net realizable value. Declines in replacement cost below carrying values for raw materials do not require write-downs if the finished goods in which they will be incorporated are expected to be sold at or above cost. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

(b) Handbook Section 3064, Goodwill and Intangible Assets

This section replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new standard provides additional guidance on measuring the cost of goodwill, intangible assets and research and development costs. The standard states that upon their initial identification, intangible assets are to be recognized as assets only if they meet the definition of an intangible asset and the recognition criteria. Section 3064 did not have a material impact on the financial statements for the quarter ended December 31, 2009.

3. SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of consolidation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP") and include the accounts of the Company and its wholly-owned subsidiary, Tactical Technologies Inc. Intercompany balances and transactions have been eliminated on consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Estimates are used for, but are not limited to, the accounting for doubtful accounts, inventory obsolescence, amortization and income taxes. Actual results could differ from those estimates.

(c) Inventory

Raw materials are valued at the lower of cost and replacement cost. Cost is determined on a weighted average basis. Work in process is valued at the lower of cost and net realizable value. The cost of work in process and finished goods includes the cost of raw material, direct labour and an allocation of related overheads.

3. Significant accounting policies (continued)

(d) Foreign currency translation

Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at the historical rates. Revenues and expenses are translated at the average rates for the year except for amortization that is translated at historical rates. Translation gains and losses are included in earnings.

(e) Investments in private entities

The Company has an investment in a non-publicly traded company, in which it has 1.6% of the voting rights and in which it does not exercise significant influence. The Company monitors this investment for impairment and makes appropriate reductions in its carrying value when necessary. This investment is carried at cost in the consolidated financial statements. No impairment has been recorded for the quarter ended December 31, 2009.

(f) Property and equipment and amortization

Property and equipment are recorded at cost. Depreciation is calculated using the following methods and annual rates:

Manufacturing and office equipment	20% declining balance
Leasehold improvements	Lesser of lease term and 20% straight-line

(g) Intangible assets

Intangible assets with finite lives are recorded at cost less accumulated amortization. Amortization is computed using the straight-line method over the following period:

Licenses	Lesser of term of licensing agreements or ten years

(h) Impairment of long-lived assets

Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the asset over its fair value.

(i) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. They are measured using enacted and substantively enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered in income in the period in which the change occurs including any change in applicable future tax rates.

3. Significant accounting policies (continued)

(j) Revenue recognition

The Company recognizes equipment rental and service revenue over the term of the applicable operating service agreements after the rental and/or service has been provided. Sales of product are recognized as revenue pursuant to contractual arrangements when title passes to the customer as goods are shipped, provided that at the time of shipping the amount is determinable and collection of the sales proceeds is reasonably assured. The Company includes in revenues interest earned on cash and cash equivalents.

(k) Stock-based compensation

The Company accounts for all stock-based payments granted on or after October 1, 2002, using the fair value based method. The method consists of expensing the fair value of stock-based awards over the vesting period of the options granted. Upon exercise of the stock options, consideration received together with amounts previously recognized in contributed surplus is recorded as an increase in share capital. The Company's stock-based payments are measured at the fair value of the equity instruments issued at the date of grant using the Black-Scholes option pricing model. In the quarter, the Company granted 1,250,000 incentive stock options exercisable for three (3) years at a price of $0.10 per share.

(l) Financial instruments

Financial assets and financial liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification as described below. Their classification depends on the purpose for which the financial instruments were acquired or issued, their characteristics and the Company's designation of such instruments. Settlement date accounting is used.

Classification	
Cash and cash equivalents	Held-for-trading
Investment	Available-for-sale
Accounts receivable	Loans and receivables
Accounts payable	Other liabilities
Loan payable	Other liabilities

Held-for-trading

Held-for-trading financial assets are financial assets typically acquired for resale prior to maturity or that are designated as held-for-trading. They are measured at fair value at the balance sheet date. Fair value fluctuations including interest earned, interest accrued, gains and losses realized on disposal and unrealized gains and losses are included in other income.

Available-for-sale

Financial assets classified as available-for-sale are measured at fair value with the unrealized changes in fair value recorded each reporting period in other comprehensive loss (income). Investments in equity instruments classified as available-for-sale that do not have a quoted price in an active market are recorded at cost. Each reporting period, available-for-sale assets are written down to fair value through financing charges to reflect impairments that are considered to be other than temporary. No impairments were recorded on available-for-sale assets for the quarter ended December 31, 2009.

3. Significant accounting policies (continued)

(l) Financial instruments (continued)

Loans and receivables
Loans and receivables are accounted for at amortized cost using the effective interest method.

Other liabilities
Other liabilities are recorded at amortized cost using the effective interest method and include all financial liabilities, other than derivative instruments.

Transaction costs
Transaction costs related to held-for-trading financial assets are expensed as incurred. Transaction costs related to other liabilities and loans and receivables are netted against the carrying value of the asset or liability and are then recognized over the expected life of the instrument using the effective interest method.

Effective interest method
The Company uses the effective interest method to recognize interest income or expense which includes transaction costs or fees and premiums or discounts earned or incurred for financial instruments.

(m) Derivative instruments

Derivative instruments held-for-trading or speculative purposes or that are not eligible for hedge accounting are recognized on the balance sheet at their fair value, with change in fair value recognized in foreign exchange gain or loss.

(n) Earnings per common share

Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares outstanding for that period. The Company uses the treasury stock method in calculating diluted earnings per share. This method requires that fully diluted net earnings per share to be calculated as if all common share equivalents had been exercised at the beginning of the reporting period of issue, and that the funds obtained thereby, were used to purchase common shares of the Company at the average trading price of the common shares during the year.

(o) Recent accounting pronouncements

In January 2009, the CICA issued three new accounting standards: Section 1582, Business Combinations; Section 1601, Consolidated Financial Statements; and Section 1602, Non-Controlling Interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. These standards replace the existing guidance and correspond to similar provisions of International Financial Reporting Standards ("IFRS"). The three standards must be adopted concurrently and are effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company is currently evaluating the impact of adopting the new standards.

Wireless2 Technologies Inc.
Notes to Consolidated Financial Statements (Unaudited)
December 31, 2009 and 2008

3. Significant accounting policies (continued)
(o) Recent accounting pronouncements (continued)

In June 2009, the CICA amended Handbook Section 3862, Financial Instrument - Disclosures, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. This amended standard is effective for annual financial statements relating to fiscal years ending after September 30, 2009. The Company is currently evaluating the impact of adopting the new standard.

(p) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company's first annual IFRS financial statements will be for the year ending September 30, 2012 and will include the comparative period of 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4. SUPPLEMENTARY CASH FLOW INFORMATION
Change in non-cash working capital

	2009	2008
	$	$
Accounts receivable	**(44,251)**	48,104
Inventory	**(16,474)**	(37,739)
Prepaids	**(13,090)**	(10,951)
Accounts payable and accrued liabilities	**40,611**	(128,935)
Customer deposits	**48,735**	5,307
Income taxes payable	**-**	(24,606)
	15,531	(148,820)

5. INCOME TAXES
The company has approximately $3.8 million in Canadian loss carry forwards, and US$100,000 in US loss carry forwards, with expiry dates from 2010 to 2029, the tax effect of which has not been recognized in the accounts.

6. CONTINGENCY

In February 2008, the Company was named as a defendant in a lawsuit, which is currently ongoing. Management believes that the claim is without merit and the Company continues to defend against it. No accrual has been made as the outcome of the lawsuit is currently unknown.

7. SUBSEQUENT EVENTS

As of November 9, 2009, the Company has reached an agreement with a private company that is a related party (a company with a director in common) to purchase rights to a license that can be used in applications such as anti-counterfeiting for security devices. The Company will pay a $300,000 initial payment for the license ($100,000 was paid during the quarter and $200,000 was paid subsequent to December 31, 2009), with a further and an ongoing royalty of 9% of gross revenues achieved from the technology. Beginning in 2010, there will be minimum annual advance royalties fees of $150,000, of which 50% will be credited to the percentage royalty. As of the date of the financial statements, the licensing arrangement is still subject to regulatory approval.

Further, the Company funded the initial license fees and marketing expenses relating to the investment referred to above by raising $400,050 through a unit private placement, issuing 5,334,000 units at $0.075 per unit, which was completed in January 2010. Each unit is comprised of one share and one half warrant, exercisable for two years at $0.10. Insiders participated in the placement to the extent of approximately 48%. Deposits in the amount of $45,750 received for the private placement and are shown as Deposits in the financial statements at December 31, 2009.

Directors and Officers

Doug H. Blakeway*
Director, President & Chief Executive Officer
Wireless2 Technologies Inc.
Director, Chairman & Chief Executive Officer
Tactical Technologies Inc.

Bernhard J. Zinkhofer*
Director
Wireless2 Technologies Inc.

Brian F. Causey
Director, Secretary & Chief Financial Officer
Wireless2 Technologies Inc.

Kenneth R. Tolmie*
Director, Audit Committee Chairman
Wireless2 Technologies Inc.

Richard B. Snyder
President
Tactical Technologies Inc.

Lynn J. Blakeway
Vice-President
Wlireless2 Technologies Inc.

* Denotes member of Audit Committee

Corporate Information

Wireless2 Technologies Inc. (Canada)
103 – 6592 – 176 Street
Surrey, British Columbia V3S 4G5
eMail: wire2tec@gmail.com

Stock Exchange Listing
TSX Venture Exchange, Tier 1
Symbol – **WIT**
In the USA, Sec. 12g – exemption #82-1548
Trade USA Pink Pages Symbol - **SGTKF**

Wholly-owned subsidiaries
Tactical Technologies Inc. (United States)

Legal Counsel and Records Office
Lang Michener LLP
1500 – 1055 West Georgia Street
Vancouver, British Columbia V6E 4N7

Registrar and Transfer Agent
Computershare Investor Services Inc.
408 – 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Auditors: **Deloitte & Touche LLP**

Common Shares Authorized: Unlimited

Bankers: **Toronto Dominion Bank**

Common Shares Issued: 18,769,711
(at December 31, 2009)

Wireless2 Technologies Inc.

Management's discussion & analysis
as at February 26, 2010

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements of the Company, and the notes relating thereto, for the three months ended December 31, 2009, as well as the audited consolidated financial statements and the notes relating thereto, for the year ended September 30, 2009 and other management discussion in this Annual Report. Additional information relating to the Company is filed on SEDAR at www.sedar.com.

This report includes forward-looking statements that are based on current expectations and are subject to risks and uncertainties. Many internal and external factors may cause actual results to differ materially including, but not limited to, those outlined in Risk Management below. The Company disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events, or otherwise.

General overview

Wireless2 Technologies Inc. ("Wireless2") is incorporated under the laws of British Columbia with its corporate head office located in Surrey, British Columbia. Wireless2's wholly owned subsidiary, Tactical Technologies Inc. ("Tactical"), has manufacturing facilities in Holmes, Pennsylvania.

The Company's core business is the manufacture and sale of sophisticated surveillance equipment to the Law Enforcement Community. Since 2006, the Company has operated in one segment, Law Enforcement, being the manufacture and sale of wireless radio frequency identification equipment.

The consolidated financial statements include the results, financial position and cash flows of Wireless2 Technologies Inc. and its wholly owned subsidiary, Tactical Technologies, Inc. All significant inter-company transactions and balances have been eliminated on consolidation.

Revenues include the gross amount billed to customers for sales of products and related services plus interest earned on cash balances. Cost of sales includes direct expenses related to the manufacture of products sold.

Results of operations

The unaudited consolidated financial statements for the three (3) months ended December 31, 2009 include the results and financial position of Wireless2 Technologies Inc., and its wholly owned subsidiary, Tactical Technologies Inc. The Company derives the majority of its revenues in United States dollars.

Consolidated revenues for the three months ended December 31, 2009 decreased by $182,099 or 26% to $508,449 compared to the same period last year. Gross profit for the current quarter was 33% of revenues and $170,111 compared to 30% and $212,900 for the comparable quarter of the 2009 fiscal year, due largely to product mix. The decrease in revenues is the result of weakened economic conditions while the changes in gross profit percentage are attributable to the changes in sales volumes against which overheads may be absorbed and from the product mix of sales. The weakened economic conditions are expected to continue through the third quarter.

Operating costs

Expenses, excluding foreign exchange gain or loss, decreased $52,794 during the three months ended December 31, 2009 compared with the same period in the 2009 fiscal year. Sales and marketing expense decreased $37,663 to $94,254 because of lower staffing levels and commissions. The increased loss for the three month period ended December 31, 2009 compared with the same period in fiscal 2009 was largely due to the foreign exchange gain and loss differences between the periods. Foreign exchange loss in the current period was $10,437 compared with a foreign exchange gain in the previous period of $107,998.

Quarterly results

	1st Qtr 2010	4th Qtr 2009	3rd Qtr 2009	2nd Qtr 2009
	$	$	$	$
Revenues from continuing operations	508,449	588,614	711,841	754,689
Net (loss) income	(121,299)	(114,786)	(176,121)	(86,298)
Net (loss) income per common share - Basic and diluted	(0.01)	(0.00)	(0.00)	(0.00)

Quarterly results - 2008

	1st Qtr 2009	4th Qtr 2008	3rd Qtr 2008	2nd Qtr 2008
	$	$	$	$
Revenues from continuing operations	690,548	787,692	701,244	898,482
(Loss) income before discontinued operations	(12,869)	(68,247)	(45,218)	37,539
Income from discontinued operations	-	-	108,294	-
Net (loss) income	(12,869)	(68,247)	63,076	37,539
Net (loss) income per common share - Basic and diluted	(0.00)	0.00	(0.00)	(0.00)

The fluctuation in revenues is attributable to the changes in the level of purchasing under major government agencies purchase orders. A significant proportion of the Company's revenues and expenses are generated in U.S. dollars. Revenues and expenses for the three months ended December 31, 2009 were reduced as the average exchange rate fell from 1.21 in the three months ended December 31, 2008 to 1.06 in the current period.

Liquidity

Working capital at December 31, 2009 was $1,948,887 compared to $2,164,105 at the end of fiscal 2009. During the current quarter, the Company made an investment $100,000 to purchase rights to a license from iDME Technologies Corp. a private Company.

In the first quarter, operating activities used cash of $99,687 compared to $111,769 in 2008.

Investing activities

During the three months ended December 31, 2009, the Company purchased no equipment and other assets compared to $16,420 purchased during the previous comparative period. The Company paid a payment of $100,000 for certain rights to a license from iDME Technologies Corp. a private Company during the current period

Capital resources

At December 31, 2009, the Company had working capital of $1,948,887, as compared to $2,164,105 at December 31, 2008. The Company has no long term debt or loans outstanding and had 18,769,711 common shares issued and outstanding at December 31, 2009 and 2008.

The Company had no commitments for material capital expenditures as of December 31, 2009.

The Company has no lines of credit or other sources of financing which have been arranged or are being negotiated. The Company has no investments or exposure in asset backed commercial paper.

Capital resources (continued)

Management has reviewed its funding requirements and operations in light of current economic conditions. Management believes the Company has adequate capital resources to meet all its obligations and fund operations going forward for the foreseeable future.

Contractual obligations					Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Operating leases	678,245	85,220	259,828	186,383	146,814
Total contractual obligations	678,245 *	85,220 *	259,828	186,383	146,814

* Not including purchase commitments to suppliers

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements in place.

Transactions with related parties

The following transactions are in the normal course of business and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Management fees of $15,000 (2008 - $17,250) are charged by companies controlled by individuals who are officers or directors of the Company. As of December 31, 2009 and 2008, there were no amounts owing to these companies.

Legal matters

In February 2008, the Company was named as a defendant in a lawsuit, which is currently ongoing. Management believes that the claim is without merit and the Company continues to defend against it. No accrual has been made as the outcome of the lawsuit is currently unknown.

Critical accounting estimates

The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

In particular, the amounts recorded for amortization of property and equipment and intangible assets are based on estimates of the remaining useful lives of such assets. These estimates and those related to the cash flows used to assess the potential impairment of property and equipment, intangible assets and income tax loss benefits, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Such estimates and assumptions have been made using careful judgments, which in management's opinion, are within reasonable limits of materiality and conform to the significant accounting policies summarized in Note 3 to the consolidated financial statements.

Subsequent events

As of November 9, 2009, the Company has reached an agreement with iDme Technologies Corp. a private company that is a related party (a company with a director in common) to purchase rights to a license that can be used in applications such as anti-counterfeiting for security devices. The Company is required to pay a $300,000 initial payment for the license ($100,000 was paid during the quarter and $200,000 was paid subsequent to December 31, 2009), with a further and an ongoing royalty of 9% of gross revenues achieved from the technology. Beginning in 2010, there will be minimum annual advance royalties fees of $150,000, of which 50% will be credited to the percentage royalty. As of the date of the financial statements, the licensing arrangement is still subject to regulatory approval.

Further, the Company funded the initial license fees and marketing expenses relating to the investment referred to above by raising $400,050 through a unit private placement, issuing 5,334,000 units at $0.075 per unit, which was completed in January 2010. Each unit is comprised of one share and one half warrant, exercisable for two years at $0.10. Insiders participated in the placement to the extent of approximately 48%. Deposits in the amount of $45,750 received for the private placement and are shown as Deposits in the financial statements at December 31, 2009

Looking forward

At the time of this report, Wireless2 has entered into an agreement in principle to license nano-hole technologies for use in the field of anti-counterfeiting. At present, Tactical continues to be successful in its field and generates approximately $2.3 million in revenues annually. Tactical had a backlog of approximately $195,000 at September 30, 2009, and at present has a backlog of approximately $652,000. Tactical is currently assessing the effect of the economic downturn on its operations and reducing labour costs and expenses where possible.

Capital risk management

Management defines capital as long term debt plus shareholders' equity, which includes accumulated other comprehensive loss. Management's objectives when managing capital are to safeguard the Company's ability to continue as a going concern, to provide an adequate return to shareholders, to meet external capital requirements and preserve financial flexibility in order to benefit from potential opportunities that may arise. Management considers changes in economic conditions, risks that impact the consolidated operations and future significant capital investment opportunities in managing its capital.

Financial risk management

The Company's activities expose it to a variety of financial risks including market risk (foreign exchange and interest rate risk), credit risk and liquidity risk. Management reviews these risks on an ongoing basis to ensure that the risks are appropriately managed. The Company does not have a practice of trading derivatives and has none outstanding at December 31, 2009.

Interest rate risk

The Company's objective in managing interest rate risk is to monitor expected volatility in interest rates while also minimizing financing expense levels. Interest rate risk mainly arises from fluctuations of interest rates and the impact on the return earned on cash and the expense on floating rate debt. On an ongoing basis, management monitors changes in short term rates and considers long term forecasts to assess potential cash flow impacts to the Company. The Company does not currently hold any financial instruments to mitigate its interest risk. Cash earns interest based on market interest rates and there is no floating rate debt outstanding.

Foreign exchange risk

The Company operates on an international basis and is subject to foreign exchange risk exposures arising from transactions denominated in a foreign currency. The Company's objective is to minimize the impact of the volatility related to financial assets and liabilities denominated in a foreign currency where possible through effective cash flow management. Foreign currency exchange risk is limited to the portion of the Company's business transactions denominated in currencies other than Canadian dollars. On an ongoing basis, management monitors changes in foreign currency exchange rates as well as considering long term forecasts to assess the potential cash flow impact to the Company. The Company has elected not to actively manage the foreign exchange exposures at this time. The impact of a 10% change in foreign exchange rates between the Canadian and U.S. dollar on the Company's results of operations or financial position would not be significant.

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk through its cash and accounts receivable. The Company manages the credit risk associated with its cash and cash equivalents by placing its funds with reputable financial institutions and investing in only highly rated securities that are traded on active markets and are capable of prompt liquidation. Credit risk for accounts receivables are managed through established credit monitoring activities. The Company also mitigates its credit risk on trade accounts receivable by obtaining cash deposits from certain customers.

The Company has a concentration of customers in government agencies and law enforcement. Losses under trade accounts receivable have been historically insignificant. The credit worthiness of new customers is subject to review by management and that of existing customers is monitored.

The Company reviews its trade receivable accounts regularly and amounts are written down to their expected realizable value when the account is determined not to be fully collectible. The bad debt expense is charged to net income in the period that the account is determined to be doubtful. The Company does not currently have an allowance for doubtful accounts.

Liquidity risk

The Company's objective related to liquidity risk is to effectively manage cash flows to minimize the exposure that the Company will not be able to meet its obligations associated with financial liabilities. On an ongoing basis, Management manages liquidity risk by maintaining adequate cash balances. Management believes that forecasted cash flows from operating activities will provide sufficient cash requirements to cover the Company's anticipated normal operating and capital expenditures.

Business risks

Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and capabilities. There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable. Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense.

The Company does not hold and has not entered into a market risk sensitive instrument for trading purposes.

The Company believes that inflation and other changes in prices have not had a material effect on the financial results as at December 31, 2009.

Changes in accounting policies including initial adoption

On October 1, 2008, the Company adopted the following new accounting standards of the Canadian Institute of Chartered Accountants ("CICA") as required by GAAP:

(a) Handbook Section 3031, *Inventories.* The adoption of this new standard requires changes for accounting for inventory, including changes to the definition of net realizable value. The new standard clarifies the definition of cost to include all costs of purchase, costs of conversion and other costs incurred to bringing the inventories to their present location and condition. In addition, the standard requires companies to assess the recoverability of inventory costs in comparison to net realizable value. Declines in replacement cost below carrying values for raw materials do not require write-downs if the finished goods in which they will be incorporated are expected to be sold at or above cost. The adoption of the new standard did not have a material impact on the Company's consolidated financial statements.

(b) Handbook Section 3064, *Goodwill and Intangible Assets* replaces Section 3062, *Goodwill and Other Intangible Assets* and Section 3450, *Research and Development Costs.* The new standard provides additional guidance on measuring the cost of goodwill, intangible assets and research and development costs. The standard states that upon their initial identification, intangible assets are to be recognized as assets only if they meet the definition of an intangible asset and the recognition criteria. Section 3064 did not have a material impact on the financial statements for the year ended December 31, 2009.

Recent accounting pronouncements

In January 2009, the CICA issued three new accounting standards: Section 1582, *Business Combinations*, Section 1601, *Consolidated Financial Statements*, and Section 1602, *Non-Controlling Interests*. These new standards will be effective for fiscal years beginning on or after January 1, 2011. These standards replace the existing guidance and correspond to similar provisions of International Financial Reporting Standards ("IFRS"). The three standards must be adopted concurrently and are effective for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company is currently evaluating the impact of adopting the new standards.

In June 2009, the CICA amended Handbook Section 3862, *Financial Instruments-Disclosures*, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. This amended standard is effective for annual financial statements relating to fiscal years ending after September 30, 2009. The Company is currently evaluating the impact of adopting the new standard.

International Financial Reporting Standards

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2010. The Company's first annual IFRS financial statements will therefore be for the year ending September 30, 2012 and will include the comparative period of 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Disclosure controls and procedures

The Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") are responsible for establishing and maintaining the Company's disclosure controls and procedures and internal controls over financial reporting to provide reasonable assurance that material information about the Company and its subsidiaries would have been known to them and regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

The CEO and CFO have evaluated and concluded that the Company's disclosure controls and procedures are adequate and effective for providing reasonable assurance that material information relating to the Company, including its consolidated subsidiary, would have been known to them as of the fiscal year ended September 30, 2009 and as of the three months ended December 31, 2009.

As well, as of the end of the fiscal year ended September 30, 2009 and as of the three months ended December 31, 2009, the CEO and CFO have evaluated and concluded that the Company's internal controls over financial reporting have been adequate to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes. However, control systems, no matter how well designed and operated, have inherent limitations, therefore, those systems, although determined to be adequately designed, can provide only reasonable assurance that the objectives of the system are met.

During the fiscal year ended September 30, 2009 and the three months ended December 31, 2009, there was no change in the Company's internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the internal control over financial reporting.

"Doug H. Blakeway"

President & Chief Executive Officer

February 26, 2010

"Brian F. Causey"

Chief Financial Officer

February 26, 2010

WIRELESS2 TECHNOLOGIES INC.
#103 - 6592 - 176th Street
Surrey, British Columbia V3S 4G5
Telephone No.: (604) 576-8658 Fax No.: (604) 576-0436

INFORMATION CIRCULAR

as at February 5, 2010
(except as otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Wireless2 Technologies Inc. (the "Company") for use at the annual general meeting (the "Meeting") of its shareholders to be held on March 16, 2010 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "we" and "our" refer to **Wireless2 Technologies Inc.** "Common Shares" means common shares without par value in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and directors of the Company. **If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.**

The only methods by which you may appoint a person as proxy are set out in the proxy for the Meeting.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a) completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;

(b) using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder's account number and the proxy access number; or

(c) using the internet through the website of the Company's transfer agent at www.computershare.com/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder's account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **If you receive a voting instruction form from Broadridge, you cannot use it to**

vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States *Securities Exchange Act* of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the *Business Corporations Act* (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a) executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b) personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed February 5, 2010 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares of the Company are listed for trading on the TSX Venture Exchange (the "TSXV"). As of February 5, 2010, there were 24,103,711 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of Preferred shares. There were no Preferred shares issued and outstanding as at February 5, 2010.

To the knowledge of the directors and executive officers of the Company, as of February 5, 2010 the only persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company are as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Douglas H. Blakeway	3,619,031	15%

Notes:

(1) The above information was supplied to the Company by the shareholder and from the insider reports available at www.sedi.ca.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The term of office of each of the current four directors will end at the conclusion of the Meeting. Pursuant to the Company's Articles the Company's board or directors (the "Board") has determined that the number of directors required on the Board is four and accordingly four directors will be elected to the Board at the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the *Business Corporations Act (*British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table and disclosure sets out the names of management's four nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction as at February 5, 2010.

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Douglas H. Blakeway President, Chief Executive Officer and Director British Columbia, Canada	Since May 4, 1984.	3,619,031(2)(3)

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Brian Causey Chief Financial Officer and Director British Columbia, Canada	Since October 27, 2009.	Nil(2)
Kenneth R. Tolmie Director British Columbia, Canada	Since April 15, 1987	204,857(2)(3)
Bernhard J. Zinkhofer Director British Columbia, Canada	April 15, 1993 to July 23, 2004 and since February 15, 2007.	409,271(2)(3)

Notes:

(1) The information as to principal occupation, business or employment and Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) All of the directors also hold options to purchase an aggregate of 1,250,000 Common Shares (D. Blakeway holds 500,000, and K. Tolmie, B. Zinkhofer and B. Causey each hold 250,000) at a price of $0.10 per Common Share expiring October 29, 2012.

(3) Three of the directors also hold warrants to purchase Common Shares (D. Blakeway holds 1,021,000 warrants, K. Tolmie holds 75,000 and B. Zinkhofer holds 87,500) at a price of $0.10 per Common Share, expiring January 7, 2012.

Douglas H. Blakeway – President, Chief Executive Officer and Directors

Mr. Blakeway is a consultant providing product manufacturing management services to G4S Justice Services (Canada) Inc. He has over 40 years of experience in executive management in technology business development. He founded Wireless2 Technologies Inc., a publicly traded international wireless RFID eEnterprise, in 1985. Since 1982 he has been a director of a number of public companies on the TSX and the TSXV. He is a member of Simon Fraser University Surrey – Business Advisory Council, BC Securities Policy Advisory Committee (SPAC), Canadian Listed Company Association, Wireless Innovation Network of BC and TEC (The Executive Committee), an international organization for CEOs. He is also a director of iDME Technologies Inc. and iDIT Technologies Inc., which have licensed certain technology to the Company (see "Interest of Management in Material Transactions").

Brian Causey, B.Com – Director and Chief Financial Officer

Mr. Causey is a chartered accountant and former partner of KPMG. He has been Secretary and Chief Financial Officer of the Company since October 2009. He has been a director of Quartz Mountain Resources Ltd. since 2003 and a director and Chief Financial Officer of Yaletown Capital Corp. since 2007. He is Vice-President of Project Finance for Hunter Dickinson Inc., (mining and exploration companies) since 2001. He has developed tax efficient and specialized financing structures and assisted with corporate reorganizations.

Kenneth R. Tolmie - Director

Mr. Tolmie is the Chief Financial Officer and a director of Premier Diagnostic Health Services Inc. He is the Chief Financial Officer and a director of privately held APRIO Inc. and an officer and director of various companies in The Beacon Group of companies. He has held various senior executive and financial positions with Hastings West Investment Ltd. and a number of junior companies in the technology, film and other industries. He is presently a director and officer of a number of private companies.

Bernhard J. Zinkhofer - Director

Mr. Zinkhofer is a partner of Lang Michener LLP, Barristers & Solicitors. He has been a practising lawyer since 1984. His practise is in the area of securities law and related commercial matters including natural resource and technology transfer and/or involvement with international, national Canadian and local offerings. Mr. Zinkhofer has been a chartered accountant since 1980.

Cease Trade Orders and Bankruptcies

Except as set out in item (d) below, none of the proposed directors of the Company:

(a) was, as at February 5, 2010, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that (i) was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, or

(b) was, as at February 5, 2010, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(c) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

(d) Bernie Zinkhofer, a director of the Company, also served as a director of Austral-Pacific Energy Ltd., which went into receivership and ceased operating in 2009 on account of loan and hedging agreements entered into prior to the time when Mr. Zinkhofer became a director.

APPOINTMENT OF AUDITOR

Deloitte & Touche LLP, Chartered Accountants, P.O. Box 49279, Four Bentall Centre, 2800 – 1055 Dunsmuir Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors. Deloitte & Touche LLP was first appointed auditor of the Company on February 1996.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 of the Canadian Securities Administrators ("NI52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee's Charter

The audit committee has a charter. A copy of the Audit Committee Charter can be viewed on Sedar at www.Sedar.com and/or as Schedule "A" attached to the information circular for the February 15, 2006 annual general meeting.

Composition of the Audit Committee

The Audit Committee is comprised of three directors, Kenneth R. Tolmie (Chairman), Douglas H. BLakeway and Bernhard Zinkhofer. A majority of the members of the audit committee are independent. Kenneth R. Tolmie and Bernhard J. Zinkhofer are the independent members of the audit committee. Mr. Blakeway is the President and Chief Executive Officer of the Company and is therefore not an independent director for the purposes of NI 52-110. All members are considered to be financially literate. Mr. Zinkhofer is a lawyer and chartered accountant.

The Audit Committee's mandate and responsibilities are detailed in its Charter, and include:

(a) assisting in the identification of the principal risks of the Company's business and, with the assistance of management, establishing procedures to ensure that these risks are monitored,

(b) overseeing the work of external auditors engaged for the purpose of preparing or issuing an audit report or related work,

(c) recommending to the Board the nomination and compensation of the external auditors,

(d) approving all non-audit services to be provided by the external auditors, and

(e) reviewing the Company's financial statements, MD&A and earnings press releases before the Company publicly discloses this information and satisfying itself that all regulatory compliance matters have been considered in the preparation of the financial statements of the Company.

The Board, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Company. The Audit Committee meets or exchanges e-mails at least quarterly to review quarterly financial statements and management's discussion and analysis and meets at least twice annually with the Company's external auditor. The Audit Committee discusses, among other things, the annual audit, the adequacy and effectiveness of the Company's internal control and management information systems and management's discussion and analysis and reviews the annual financial statements with the external auditor.

Relevant Education and Experience

The current members of the audit committee either have university, college level education or extensive business and financial experience. See heading "Election of Directors". In particular, each of the members of the audit committee has:

- an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
- experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer's financial statements, or experience actively supervising individuals engaged in such activities; and
- an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any recommendations to the Board to nominate or compensate any auditor other than Deloitte & Touche LLP.

Reliance on Certain Exemptions

The Company's auditor, Deloitte & Touche LLP, has not provided any material non-audit services.

Pre-Approval Policies and Procedures

The specific policies and procedures for the engagement of non-audit services are set out in Section 4 of the Company's Audit Committee Charter.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Deloitte & Touche LLP to the Company to ensure auditor independence. Fees incurred with Deloitte & Touche LLP for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services	**Fees Paid to Auditor in Year Ended September 30, 2009.**	**Fees Paid to Auditor in Year Ended September 30, 2008.**
Audit Fees[(1)]	$42,000	$45,440
Audit-Related Fees[(2)]	Nil	Nil
Tax Fees[(3)]	Nil	Nil
All Other Fees[(4)]	Nil	$1,134
Total	$42,000	$46,574

Notes:

(1) "Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the

financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "All Other Fees" include all other non-audit services.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board of the Company is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

Constitution and Independence of the Board

The members of the Board are evenly divided between independent and non-independent directors however the Board believes it is able to act independently from management. The Board is currently comprised of four persons, of whom two (Messrs. Tolmie and Zinkhofer) are independent directors. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment.

The following table outlines the Company's independent and non-independent directors, and the basis for a determination that a director is non-independent:

Name	Independent/Non-Independent
Douglas H. Blakeway	Non-Independent **Basis for determination:** Serves as President and Chief Executive Officer of the Company
Kenneth R. Tolmie	Independent
Brian Causey[1]	Non-Independent **Basis for determination:** Serves as Secretary and Chief Financial Officer.
Bernhard J. Zinkhofer	Independent **Basis for determination:** While the law firm of which he is a partner provides legal services to the Company, the arrangement can be cancelled at any time by either party and the amounts billed are not considered to be of a level where a reasonable person could question whether the amounts impact the ability of Mr. Zinkhofer to act independently.

Note:

(1) Mr. Causey was appointed as a director, Secretary and Chief Financial Officer on October 27, 2009 to fill the vacancy created Mr. Ian M. Brown resigned as a director, Secretary and the Chief Financial Officer of the Company on October 1, 2009.

The Board continues to focus on developing its independence from management. The independent members of the Board meet without management after every quarterly Board meeting. Since September 30, 2009, there have been five such meetings. Furthermore, individual directors may engage an outside advisor at the expense of the Company in appropriate circumstances, and the independent directors have retained independent advice on occasion.

The following table sets out the Company's directors who currently serve on the board of directors for other publicly traded companies:

Director	Company	Exchange
Douglas H. Blakeway	QHR Technologies Inc. Legend Power Systems Inc.	TSXV TSXV
Kenneth R. Tolmie	None	
Bernhard J. Zinkhofer	None	
Brian Causey	Quartz Mountain Resources Ltd. Yaletown Capital Corp.	NEX TSXV

The directors' attendance record at the Company's Board meetings is as follows:

Attendance Record of Directors Since September 30, 2008		
Name	**Board Meetings Attended**	**% of Board Meetings Attended**
Douglas H. Blakeway	5	100
Kenneth R. Tolmie	5	100
Ian M. Brown(1)	4	80
Bernhard J. Zinkhofer	5	100
Brian Causey(2)	1	20

Notes:

(1) Mr. Brown resigned as a director, Secretary and the Chief Financial Officer of the Company on October 1, 2009.

(2) Mr. Causey was appointed as a director, Secretary and the Chief Financial Officer on October 27, 2009 and was only a director long enough to attend one Board meeting prior to the end of the last fiscal year.

(3) The majority of the above meetings were not formally constituted and include ad hoc teleconferences with some business completed by consent resolution.

Board Mandate

The Board has not adopted a formal mandate but understands that its role is to assume responsibility for the overall stewardship and development of the corporation and monitoring of its business decisions, (ii) identification of the principal risks and opportunities of the Company's business and ensuring the implementation of appropriate systems to manage these risks, (iii) ethical management and succession planning, including appointing, training and monitoring of senior management and directors, (iv) implementation of a communication policy for the corporation, and (v) the integrity of the corporation's internal financial controls and management information systems. There are two primary Canadian regulatory policies which deal with corporate governance and its disclosure namely National Instrument 58-101 and National Policy 58-201 (the "Policies"). The Policies suggest that the Company should maximize the number of independent directors generally and especially on committees of the Board and to formalize its governance practices with written charters and mandates which allow verification that they are being observed.

Upon completion of sale of the Company's offender curfew monitoring division in mid September, 2006, the Company has concentrated on the development of it's wholly owned subsidiary Tactical Technologies Inc. products and services in the law enforcement marketplace (the "Business"). The Company is currently looking at other business opportunities. The Board is of the view that the strategic planning process for the Company consists primarily of maintaining sufficient financial reserves in order to effectively compete in this business niche and to seek new opportunities. The principal risks to the Company's Business as it expands and introduces new products are that it will be unable to achieve a reasonable level of profitability in order to attract the capital needed to effectively compete in this high technology area. The Board does not consider succession planning to be of singular importance at this point in the Company's development given the relative age of the Company's current principal operating officers. The Board monitors the activities of the senior management through regular discussions between the Board and senior management. The Board is of the view that its communication policy between senior management, Board members and shareholders is good.

The Company's small and entrepreneurial status makes the Board significantly reliant on the Company's two senior officers and the Board's verification of the Company's internal control and information systems is limited to annual discussions with the Company's auditors.

The Board has overall responsibility for the stewardship of the Company. The mandate includes:

(a) to the extent feasible, the responsibility to satisfy itself as to the integrity for the chief executive officer and other executive officers and that the chief executive officer and the other executive officers create a culture of integrity throughout the Company;

(b) responsibility for the adoption of a strategic planning process and approval of a strategic plan;

(c) responsibility for the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;

(d) oversight over succession plan;

(e) responsibility for appointing, monitoring, evaluation and, where necessary, terminating senior management;

(f) responsibility for implementation of a communication policy for the Company regarding disclosure of corporate information;

(g) responsibility for the Company's internal control and management information systems including accounting systems, and

(h) responsibility for developing the Company's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.

Stewardship of the Company

The Company's Board is empowered by the BCA, the Company's Articles and the common and statutory law to manage, or supervise the management of, the affairs and business of the Company. The Board has not yet adopted any formal mandate and believes that the Company's current size warrants a less formal approach to governance.

The Board performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to the audit and compensation committees. In addition, the Board requires that management not engage in a material transaction without the prior approval of the Board. Long-term strategies and annual operating and capital plans with respect to the Company's operations are developed by senior management and reviewed and approved by the Board.

The Board, through the audit committee, has the responsibility to identify the principal risks of the Company's business. It has worked with management to implement policies to identify the risks and to establish systems and procedures to ensure that these risks are monitored. The Board reviews and discusses succession planning for senior management positions as part of the Company's planning process. All appointments of senior management are approved by the Board.

The Board has not developed a written position set of descriptions for its Board or management committees other than the Audit Committee Charter. Inquiries by shareholders are directed to and dealt with by senior management. Corporate disclosure is reviewed by all Board members prior to its dissemination.

The Board has delegated responsibility for the integrity of internal controls and management information systems to the audit committee. The Company's external auditors report directly to the audit committee. In its annual meetings with the external auditors, the audit committee discusses, among other things, the Company's financial statements and the adequacy and effectiveness of the Company's internal controls and management information systems.

Orientation and Continuing Education

When new directors are appointed, as part of the orientation program, they meet with senior management to discuss the Company's business, technology and industry and to discuss the responsibilities of directors. New directors will receive a binder of relevant corporate information, Board policies and historical and current operating and financial information, and may tour selected offices of the Company.

Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business. The Board has not adopted a Directors' Education Policy or requirement.

At this time the Board has not established a formal process for assessing its effectiveness or the contribution of individual members nor a formal education program. Board compensation is considered from time to time, however, the Company's limited resources are unable to provide compensation that realistically reflects the efforts and risks involved.

Ethical Business Conduct

The Board relies on the reputation and integrity of its members to conduct themselves and the business of the Company ethically. The Board believes it is justified in doing so. The Company has never received a complaint or allegation of unethical behaviour.

Compensation Committee

The Compensation Committee is currently comprised of two independent directors, Kenneth R. Tolmie, and Bernhard Zinkhofer. The function of the compensation committee is to review the terms of employment of the Company's Chief Executive Officer on an annual basis. There were no changes to the rate of compensation of either of these officers during fiscal 2009. Mr. Brown provided services on a part-time basis as needed.

This Committee's mandate includes

(a) assisting the Board in discharging the Board's responsibilities relating to executive officer and director compensation,

(b) providing oversight with respect to the evaluation of management, and

(c) providing oversight with respect to the Company's compensation strategies, practices and incentive compensation plans.

The Compensation Committee has been empowered to ensure the effectiveness of the Company's executive officers and appropriate management continuity, including a succession plan for the chief executive officer and other executive officers. This Committee formally evaluates the performance of the chief executive officer and recommends the chief executive officer's compensation to the Board. It also ensures the reasonableness and appropriateness of the compensation arrangements and compensation level for all of the Company's executive officers. The Compensation Committee monitors the overall soundness and effectiveness of director, executive officer and employee compensation and benefit programs. The Compensation Committee reviews and makes recommendations to the Board on share incentive plans and related distributions. This Committee discusses compensation issues with the Board at least annually.

Corporate Governance and Nominations

The Board monitors corporate governance issues, including governance of the Board and Board committees. The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual general meeting, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

In performing these functions the Board's responsibilities are:

(a) developing the standards to be applied in assessing whether the Company's directors are independent;

(b) performing the annual evaluation of the effectiveness of the Board, its committees and individual directors, which is done through annual meetings and self-examination;

(c) seeking out and recommending nominees for appointment, election or re-election to the Board and for appointment to Board committees;

(d) developing succession planning strategies for the Chair of the Board, and

(e) recommending the size of the Board and reporting on the profile of the directors in terms of experience, expertise, and such other areas deemed relevant to the current and future needs of the Company.

Other Board Committees

The Board has no committees other than the audit committee and the compensation committee.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. These evaluations and assessments are used in connection with its duty of evaluating and recommending persons as nominees for the position of director of the Company.

COMPENSATION OF EXECUTIVE OFFICERS

Named Executive Officer

In this section "Named Executive Officer" means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year of September 30, 2009, and whose total compensation exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Douglas H. Blakeway, President and Chief Executive Officer (CEO), Ian M. Brown, former Chief Financial Officer (CFO) and Richard Snyder (President of Tactical Technologies, a subsidiary of the Company) are the Named Executive Officers ("NEOs") for the purposes of the following disclosure.

Compensation Discussion and Analysis

See heading "Corporate Governance" above for disclosure on members of the Compensation Committee.

Philosophy and Objectives

The compensation program for the Company's senior management is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a) attracting and retaining talented, qualified and effective executives;

(b) motivating the short and long-term performance of these executives; and

(c) better aligning their interests with those of the Company's shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its share option plan.

Base Salary

In the Board's view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Incentive Compensation

The Company's objective is to achieve certain strategic objectives and milestones. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for granting of bonuses. The Board approves executive bonus compensation dependent upon compensation levels based on recommendations of the Compensation Committee, and such recommendations are generally based on survey data provided by independent consultants.

Actions, Decisions or Policies Made After September 30, 2009

On October 1, 2009, Ian M. Brown resigned as a director, Secretary and the CFO of the Company for health reasons. On October 27, 2009, Brian Causey was appointed as a director, Secretary and the CFO of the Company.

On October 28, 2009, the Company granted options to each of the Company's directors to purchase an aggregate of 1,250,000 Common Shares (500,000 to the D. Blakeway and 250,000 to each of K. Tolmie, B. Zinkhofer and B. Causey) at an exercise price of $0.10 per Common Share expiring October 29, 2012.

On January 7, 2010, the Company completed a financing for 5,334,000 Units in the capital of the Company. Each Unit consists of one Common Share and one-half warrant exercisable for two years. Each whole warrant entitles the holder to purchase one Common Share at $0.10 each, until January 7, 2012. The Company was able to raise $400,050 to fund the initial license payment to iDME Technologies Corp. in respect of an advanced multi-application nano technology used for authentication and anti-counterfeiting security devices. Insiders, namely, Doug Blakeway, Lynn Blakeway, Ken Tolmie and Bernhard Zinkhofer, participated as to 48% of the issued and outstanding Common Shares of the Company. See disclosure under heading "Interest of Informed Persons in Material Transactions".

On February 12, 2010 the Board approved adoption of a new share option plan for the Company. See disclosure under heading "Particulars of Matters to be Acted Upon".

Summary Compensation Table

The compensation paid to the NEOs during the Company's most recently completed financial year ended September 30, 2009 is as set out below and expressed in Canadian dollars unless otherwise noted:

Name and principal position	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
				Annual incentive plans	Long-term incentive plans			
Douglas H. Blakeway President and CEO	35,000[(1)]	Nil	Nil	Nil	Nil	Nil	Nil	35,000
Ian M. Brown former CFO	21,975[(2)]	Nil	Nil	Nil	Nil	Nil	6,000[(3)]	27,975
Richard Snyder President, Tactical Technologies	87,562	Nil	Nil	Nil	Nil	Nil	Nil	87,562

Notes:

(1) These funds were paid to Geni D Ventures Inc., a company controlled by Mr. Blakeway.

(2) These funds were paid to Mackin Enterprises Ltd., a company controlled by Mr. Brown. Mr. Brown resigned as CFO on October 1, 2009 for health reasons.

(3) Directors fees.

Option-Based Awards

As at September 30, 2009, the only equity compensation plan the Company had in place was the share option plan (the "Existing Plan") previously approved by shareholders on January 21, 2002. The Existing Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Existing Plan is administered by the Compensation Committee. The Compensation Committee takes into account previous grants of options when considering new grants of options. The Existing Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The shareholders approved the issuance of options to purchase a maximum of 1,436,088 Common Shares under the Existing Plan. All options expire on a date not later than five years after the date of grant of such option. As at February 5, 2010 there were options outstanding to purchase an aggregate of 1,250,000 Common Shares.

See "Securities Authorized for Issuance Under Equity Compensation Plans" for further information on the Company's Existing Plan.

See "Particulars of Matters to be Acted Upon" for disclosure on the Company's proposed new share option plan.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at September 30, 2009, for each NEO:

	Option-based Awards				Share-based Awards	
Name	**Number of securities underlying unexercised options (#)**	**Option exercise price ($)**	**Option expiration date**	**Value of unexercised in-the-money options ($)**	**Number of shares or units of shares that have not vested (#)**	**Market or payout value of share-based awards that have not vested ($)**
Douglas H. Blakeway	Nil	Nil	Nil	Nil	Nil	Nil
Ian M. Brown	Nil	Nil	Nil	Nil	Nil	Nil
Richard Snyder	Nil	Nil	Nil	Nil	Nil	Nil

Notes:
(1) No NEO had any options vested or earned in fiscal 2009.

Incentive Plan Awards – Value Vested or Earned During the Year

As of September 30, 2009 there were no options outstanding.

Termination and Change of Control Benefits

The terms and conditions of the employment contract or arrangement between the Company or its subsidiary and a NEO are:

(a) The Company retains Douglas H. Blakeway through a contract with his company, Geni D Ventures Inc., which can be terminated without cause or termination fees to either party on 90 days' notice.

(b) Until October 1, 2009, Mackin Enterprises Ltd. provided the executive financial services of Ian Brown, the Chief Financial Officer of the Company. There were no payments made by the Company, nor are there any payments due from the Company to Mr. Brown upon his resignation.

Director Compensation

There were no arrangements under which directors were compensated by the Company or its subsidiaries during the most recently completed financial year for their services in their capacity as directors or consultants other than as set out herein.

The Company paid Mr. Tolmie and Mr. Brown the sum of $1,500 each per quarter for their services as a director of the Company. Mr. Tolmie was paid $6,000 during the fiscal year ended September 30, 2009 for his services as a director of the Company. Mr. Brown was paid $6,000 during the fiscal year ended September 30, 2009 for his services as a director of the Company. Mr. Zinkhofer does not receive director's fees *per se* but his time is charged as part of the legal services of his firm at regular rates. Mr. Zinkhofer's law firm invoiced $15,582 ($38,448 for 2008) for services rendered during the fiscal year ended September 30, 2009.

Outstanding Share-Based Awards and Option-based Awards

There were no options outstanding as at September 30, 2009.

Incentive Plan Awards – Value Vested or Earned During the Year

There were no options outstanding as at September 30, 2009.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

In order to provide incentive to directors, officers employees, management and others who provide services to the Company to act in the best interests of the Company, the Company adopted a Share Incentive Plan (the "Existing Plan") in 2002. Under the Plan, a total of 1,436,088 shares of the Company were reserved for share incentive options to be granted at the discretion of the Company's board of directors to eligible optionees (the "Optionees"). No options granted under the Plan were ever exercised and under the terms of the Plan outstanding options which expire unexercised are returned to the Plan as available for re-issuance. As at September 30, 2009 there were no options outstanding. At the date of this Information Circular there are 1,250,000 share incentive options outstanding and accordingly the Company may still reserve 186,088 Common Shares for issuance upon exercise of options under the Existing Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended September 30, 2009, or has any interest in any material transaction in the current year. However, two transactions involving Insiders of the Company occurred after the year end as follows:

Private Placement Financing

On January 15, 2010, the Company completed a financing of 5,334,000 Units, which was announced November 9, 2009, each unit consisting of one Common Share and one-half warrant exercisable for two years at $0.10 for the purchase of one whole Common Share. The Company was able to raise $400,050. Insiders participated as to 48% of the issued and outstanding Common Shares. In particular, Douglas Blakeway, President and CEO, along with members of his immediate family, purchased 2,751,000 Units, Kenneth R. Tolmie, a director of the Company, purchased 150,000 Units and Bernhard Zinkhofer, a director of the Company, purchased 175,000 Units. The proceeds will be used to fund the anti-counterfeiting technology announced in the November 9, 2009 news release described below.

Technology License

On November 9, 2009 the Company announced that it had entered an agreement in principle to license certain anti-counterfeiting technology from iDME Technologies Corp., a technology start-up founded by Mr. Blakeway and several researchers at Simon Fraser University. iDME is a private company which is majority-owned by SFU researchers who developed the technology as well as by Mr. Blakeway who invested in it. The Company paid a $300,000 initial payment for the license and is obligated to spend $500,000 per year on developing commercial applications for the technology. There is an ongoing royalty of 9% of gross revenues achieved from exploitation of the technology. Commencing June 2010, there will be a minimum annual advance royalty fees of $150,000 of which 50% will be credited to the percentage royalty. There are no shares required to be issued under the licensing arrangements. The licensing arrangements are acceptable in principle to the TSXV, but are subject to execution of a definitive license agreement and final TSXV approval. Completion of the formal agreement is pending receipt of an intellectual property consultant's advice about certain technical issues relating to splitting the Company's technology off from other related technology held by iDME.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

New Share Option Plan

TSXV policy requires all of its listed companies to have a stock option plan if the company intends to grant options. On January 21, 2002, the Company's shareholders approved adoption of a fixed option plan (the "Existing Plan") in order to comply with regulatory requirements of the TSXV. The Existing Plan is a fixed number plan, allowing the grant of options to purchase 1,436,088 Common Shares. Options granted under the Existing Plan are not exercisable for a period longer than five (5) years and the exercise price must be paid in full upon exercise of the option.

In order to increase the flexibility of the Company to provide incentives to directors, officers, employees, management and others who provide services to the Company and to bring the Company's share option plan in line with the current regulatory regime, the Board approved a new rolling share option plan (the "New Plan") on February 15, 2010 to replace the Existing Plan. Pursuant to the policies of the TSXV, the New Plan requires shareholder approval for continuation at every annual meeting of the Company by ordinary resolution.

The New Plan, is a 10% rolling plan, meaning a maximum of ten percent (10%) of the issued and outstanding Common Shares of the Company at the time an option is granted, less Common Shares reserved for issuance on exercise of options then outstanding under the New Plan, are reserved for options to be granted at the discretion of the Board to eligible optionees (an "Optionee"). At the date of this Information Circular, options to purchase an aggregate of 1,250,000 Common Shares granted under the Existing Plan were outstanding, representing approximately 5.19% of the outstanding Common Shares in the capital of the Company. If the New Plan is approved by shareholders, all outstanding options will be rolled into and deemed granted under the New Plan.

The New Plan is subject to the following restrictions:

(a) The Company must not grant an option to a director, employee, consultant, or consultant company (the "Service Provider") in any twelve (12) month period that exceeds five percent (5%) of the outstanding shares, unless the Company has obtained Disinterested Shareholder Approval (defined below) to the grant of option.

(b) The aggregate number of options granted to a Service Provider conducting Investor Relations Activities in any twelve (12) month period must not exceed two percent (2%) of the outstanding shares calculated at the date of the grant, without the prior consent of the TSXV;

(d) The Company must not grant an option to a Consultant in any twelve (12) month period that exceeds two percent (2%) of the outstanding shares calculated at the date of the grant of the option;

(e) The aggregate number of Common Shares reserved for issuance under options granted to insiders must not exceed ten percent (10%) of the outstanding shares (in the event that the New Plan is amended to reserve for issuance more than ten percent (10%) of the outstanding shares) unless the Company has obtained Disinterested Shareholder Approval to do so;

(f) The number of optioned shares issued to insiders in any twelve (12) month period must not exceed ten percent (10%) of the outstanding shares (in the event that the New Plan is amended to reserve more than ten percent (10%) of the outstanding shares for issuance) unless the Company has obtained Disinterested Shareholder Approval to do so;

(g) The issuance to any one Optionee within a twelve (12) month period of a number of common shares must not exceed five percent (5%) of outstanding shares unless the Company has obtained Disinterested Shareholder Approval to do so; and

(h) The exercise price of an option previously granted to an insider must not be reduced, unless the Company has obtained Disinterested Shareholder Approval to do so.

Disinterested Shareholder Approval

"Disinterested Shareholder Approval" means the approval by a majority of the votes cast by all shareholders of the Company at a general meeting of the shareholders, excluding votes attached to listed Common Shares beneficially owned by Insiders (defined below) of the Company and Associates (as defined in the British Columbia *Securities Act*) of Insiders.

An "Insider" is a director, or senior officer of the Company, a director or senior officer of a company that is an Insider or subsidiary of the Company, and a person that beneficially owns or controls, directly or indirectly, voting Common Shares carrying more than 10% of the voting rights attached to all outstanding voting Common Shares of the Company.

Material Terms of the New Plan

The following is a summary of the material terms of the New Plan:

(a) Persons who are Service Providers to the Company or its affiliates, or who are providing services to the Company or its affiliates, are eligible to receive grants of options under the New Plan;

(b) Options granted under the New Plan are non-assignable and non-transferable and are issuable for a period of up to ten (10) years;

(c) For options granted to Service Providers, the Company must ensure that the proposed Optionee is a bona fide Service Provider of the Company or its affiliates;

(d) an Option granted to any Service Provider will expire within 90 days (or such other time, not to exceed one year, as shall be determined by the Board as at the date of grant or agreed to by the Board and the Optionee at any time prior to expiry of the Option), after the date the Optionee ceases to be employed by or provide services to the Company, but only to the extent that such Option was vested at the date the Optionee ceased to be so employed by or to provide services to the Company;

(e) if an Optionee dies, any vested option held by him or her at the date of death will become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such option;

(f) in the case of an Optionee being dismissed from employment or service for cause, such Optionee's options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same;

(g) the exercise price of each option will be set by the Board on the effective date of the option and will not be less than the Discounted Market Price (as defined in the New Plan);

(h) vesting of options shall be at the discretion of the Board, and will generally be subject to: (i) the Service Provider remaining employed by or continuing to provide services to the Company or its affiliates, as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or its affiliates during the vesting period; or (ii) the Service Provider remaining as a Director of the Company or its affiliates during the vesting period; and

(i) The Board reserves the right in its absolute discretion to amend, suspend, terminate or discontinue the New Plan with respect to all New Plan shares in respect of options which have not yet been granted under the New Plan.

The Board has determined that, in order to reasonably protect the rights of participants, as a matter of administration, it is necessary to clarify when amendments to the New Plan may be made by the Board without further shareholder approval. Accordingly, the Board proposes that the New Plan also provide the following:

(a) The Board may, without shareholder approval:

  (i) amend the New Plan to correct typographical, grammatical or clerical errors;

  (ii) change the vesting provisions of an option granted under the New Plan, subject to prior written approval of the TSX Venture, if applicable;

  (iii) change the termination provision of an option granted under the New Plan if it does not entail an extension beyond the original expiry date of such option;

  (iv) make such amendments to the New Plan as are necessary or desirable to reflect changes to securities laws applicable to the Company;

  (v) make such amendments as may otherwise be permitted by the TSXV Policies;

  (vi) if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSXV, make such amendments as may be required by the policies of such senior stock exchange or stock market; and

  (vii) amend the New Plan to reduce the benefits that may be granted to Service Providers.

A copy of the New Plan will be available for inspection at the Meeting.

Shareholder Approval

At the Meeting, Shareholders will be asked to consider and vote on the ordinary resolution to adopt the New Plan, with or without variation, as follows:

"Resolved, that:

(a) the Share Option Plan dated for reference February 15, 2010 (the "New Plan"), as more particularly described in the Company's Information Circular dated for reference February 15, 2010, be ratified and approved;

(b) all outstanding options be rolled into the New Plan;

(c) to the extent permitted by law, the Company be authorized to abandon all or any part of the New Plan if the Board deems it appropriate and in the best interests of the Company to do so; and

(d) any one or more of the directors and officers of the Company be authorized to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution."

The Board recommends that shareholders vote in favour of the New Share Option Plan.

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

ADDITIONAL INFORMATION

The financial statements for the year ended September 30, 2009, report of the auditor and related management discussion and analysis as filed with the securities commissions in British Columbia, Alberta and Ontario are specifically incorporated by reference into, and form an integral part of, this information circular. A copy of this material may be obtained by a Shareholder upon request without charge from Lynn Blakeway, Vice-President of the Company at Telephone No.: (604) 576-8658 or Fax No.: (604) 576-0436. Additional information relating to the Company and copies of the Company's interim financial statements and related management discussion and analysis may also be obtained from Ms. Blakeway. These documents and additional information are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Surrey, British Columbia, February 15, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

"D.H. Blakeway" *(signed)*

Douglas H. Blakeway
President and Chief Executive Officer

WIRELESS2 TECHNOLOGIES INC.
#103 - 6592 - 176th Street
Surrey, British Columbia
V3S 4G5
Telephone No.: (604) 576-8658 Fax No.: (604) 576-0436

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General Meeting (the "Meeting") of Shareholders of **Wireless2 Technologies Inc.** (the "Company") will be held at 1500 – 1055 West Georgia Street, Vancouver, British Columbia, on March 16, 2010, at 11:00 a.m., local time, for the following purposes:

1. To receive the financial statements of the Company for its fiscal year ended September 30, 2009, together with the auditor's report thereon and the related management discussion and analysis;

2. To elect directors of the Company for the ensuing year;

3. To appoint an auditor of the Company for the ensuing year; and

4. To ratify and approve adoption of a new 10% rolling share option plan.

No other matters are contemplated, however any permitted amendment to or variation of any matter identified in this notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

If your shares are held in a brokerage account you are not a registered shareholder. Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form to ensure that your shares will be voted at the Meeting.

DATED at Surrey, British Columbia, February 15, 2010.

BY ORDER OF THE BOARD

"Douglas H. Blakeway" (signed)

Douglas H. Blakeway,
President and Chief Executive Officer